Filed Pursuant to Rule 433

Dated May 26, 2020

Registration Statement No. 333-222076-02

INTERSTATE POWER AND LIGHT COMPANY

Final Term Sheet

Dated May 26, 2020

Issuer:	Interstate Power and Light Company (the “Company”)

Security Type:	Senior Debentures

Principal Amount:	$400,000,000

Maturity Date:	June 1, 2030

Coupon:	2.300%

Price to Public:	99.575% of the principal amount

Yield to Maturity:	2.348%

Benchmark Treasury:	0.625% due May 15, 2030

Benchmark Treasury Yield:	0.698%

Spread to Benchmark Treasury:	+165 bps

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2020

Optional Redemption – Reinvestment Rate:	Prior to March 1, 2030, make-whole call at T+25 bps

Optional Redemption at Par:	On or after March 1, 2030

Trade Date:	May 26, 2020

Settlement Date:	June 2, 2020 (T+5)

CUSIP:	461070AS3

ISIN:	US461070AS31

Denominations / Multiples:	$2,000 x $1,000

Anticipated Ratings*:	Baa1 / A- (Moody’s/ S&P)

Joint Book-Running Managers:	Goldman Sachs & Co. LLC Mizuho Securities USA LLC MUFG Securities Americas Inc.

Co-Managers:	Comerica Securities, Inc. Samuel A. Ramirez & Company, Inc. TD Securities (USA) LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the Senior Debentures will be made against payment therefor on or about June 2, 2020, which will be the fifth business day following the date of pricing of the Senior Debentures. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the Senior Debentures initially will settle in T+5, purchasers who wish to trade the Senior Debentures on any date prior to the second business day before delivery should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the Securities & Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request a copy of these documents by calling Goldman Sachs & Co. LLC toll free at 1-866-471-2526, Mizuho Securities USA LLC toll free at 1-866-271-7403, or MUFG Securities Americas Inc. toll free at 1-877-649-6848.

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